Notification of dividend / distribution Notification of dividend / distribution 1 / 5 Update Summary Entity name JAMES HARDIE INDUSTRIES PLC Security on which the Distribution will be paid JHX - CHESS DEPOSITARY INTERESTS 1:1 Announcement Type Update to previous announcement Date of this announcement 22/11/2021 Reason for the Update Actual FX rate Refer to below for full details of the announcement Exhibit 99.1

Notification of dividend / distribution Notification of dividend / distribution 2 / 5 Announcement Details Part 1 - Entity and announcement details 1.1 Name of +Entity JAMES HARDIE INDUSTRIES PLC 1.2 Registered Number Type ARBN Registration Number 097829895 1.3 ASX issuer code JHX 1.4 The announcement is 1.4a Reason for update to a previous announcement Actual FX rate 1.4b Date of previous announcement(s) to this update 9/11/2021 1.5 Date of this announcement 22/11/2021 1.6 ASX +Security Code JHX ASX +Security Description CHESS DEPOSITARY INTERESTS 1:1 Part 2A - All dividends/distributions basic details 2A.1 Type of dividend/distribution 2A.2 The Dividend/distribution: relates to a period of six months 2A.3 The dividend/distribution relates to the financial reporting or payment period ending ended/ending (date) 30/9/2021 2A.4 +Record Date Ordinary Update/amendment to previous announcement

Notification of dividend / distribution

2A.4 +Record Date

19/11/2021

2A.5 Ex Date

18/11/2021

2A.6 Payment Date

17/12/2021

2A.7 Are any of the below approvals required for the dividend/distribution before business day 0 of the timetable?

- Security holder approval
- Court approval
- Lodgement of court order with +ASIC
- ACCC approval
- FIRB approval
- Another approval/condition external to the entity required before business day 0 of the timetable for the dividend/distribution.

☑ No

2A.8 Currency in which the dividend/distribution is made ("primary currency")

USD - US Dollar

2A.9 Total dividend/distribution payment amount per +security (in primary currency) for all dividends/distributions notified in this form

USD 0.40000000

2A.9a AUD equivalent to total dividend/distribution amount per +security

AUD 0.54928000

2A.9b If AUD equivalent not known, date for information to be released

22/11/2021

Estimated or Actual?
☑ Actual

2A.9c FX rate (in format AUD 1.00 / primary currency rate): AUD

AUD 1.00

FX rate (in format AUD rate/primary currency rate) Primary Currency rate

USD 0.72822604

2A.10 Does the entity have arrangements relating to the currency in which the dividend/distribution is paid to securityholders that it wishes to disclose to the market?
☑ Yes

2A.11 Does the entity have a securities plan for dividends/distributions on this +security?
☑ We do not have a securities plan for dividends/distributions on this security

2A.12 Does the +entity have tax component information apart from franking?
☑ No

2A.13 Withholding tax rate applicable to the dividend/distribution (%)

25.000000 %

Notification of dividend / distribution

3 / 5

Notification of dividend / distribution Notification of dividend / distribution 4 / 5 Part 2B - Currency Information 2B.1 Does the entity default to payment in certain currencies dependent upon certain attributes such as the banking instruction or registered address of the +securityholder? (For example NZD to residents of New Zealand and/or USD to residents of the U.S.A.). 2B.2 Please provide a description of your currency arrangements The dividend is payable in Australian currency unless the security holder elect otherwise Part 3A - Ordinary dividend/distribution 3A.1 Is the ordinary dividend/distribution estimated at this time? 3A.1a Ordinary dividend/distribution estimated amount per +security USD 3A.1b Ordinary Dividend/distribution amount per security USD 0.40000000 3A.2 Is the ordinary dividend/distribution franked? 3A.3 Percentage of ordinary dividend/distribution that is franked 0.0000% 3A.4 Ordinary dividend/distribution franked amount per +security USD 0.00000000 3A.5 Percentage amount of dividend which is unfranked 100.0000% 3A.6 Ordinary dividend/distribution unfranked amount per +security excluding conduit foreign income amount USD 0.40000000 Part 5 - Further information 5.1 Please provide any further information applicable to this dividend/distribution 5.2 Additional information for inclusion in the Announcement Summary No No No

Notification of dividend / distribution Notification of dividend / distribution 5 / 5 5.2 Additional information for inclusion in the Announcement Summary